UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934

Capital Solution I, Inc.
(Name of Issuer)

Common Stock, par value $0.0000001 per share
(Title of Class of Securities)

[TBA]
(CUSIP Number)

Laura E. Anthony, Esquire
330 Clematis Street, Suite 217
West Palm Beach, FL 33401
(561)514-0936
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 26, 2005
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Serac Holdings, Inc., I.R.S. Identification No. (TBA)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☒

6.	Citizenship or Place of Organization Nevada

Number of Shares		7.	Sole Voting Power 125,000,000
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power 125,000,000

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 15.95%

14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer.

        This statement on Schedule 13D relates to the common stock, par value $0.0000001 per share ("Common Stock"), of Capital Solution I, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 6915 Red Road, Suite 222, Coral Gables, Florida 33143

Item 2. Identity and Background.

        (a)   Serac Holdings, Inc., a Nevada Corporation (“Holdings”)

        (b)   Business Address: 502 N. Division Street, Carson City, NV 89703.

        (d)   Criminal Proceedings: None

(e)	Civil Proceedings: (See below)

Administrative proceeding, dated July 6, 2004, by the Securities and Exchange Commission (the “Commission”) revoking the registration of Securities of Pinnacle Business Management, Inc. (d/b/a Serac Holdings, Inc.) (“Pinnacle”) pursuant to Section 12 (j) of the Securities Exchange Act (File No. 3-11535). Pinnacle consented to the entry of the Order revoking its securities registration without admitting or denying the facts or allegations in the Commission’s Order.

The Order found that Pinnacle failed to comply with Section 13 (a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder because it had not filed an Annual Report on Form 10-K since April 17, 2001 when it filed its annual report for the year ended December 31, 2000. Pinnacle also had not filed quarterly reports on Form 10-Q for any fiscal period subsequent to the quarter ended June 30, 2001.

Previously, on May 8, 2002, the Commission filed a civil action in the U.S. District Court for the Middle District of Florida, Tampa Division (the “Court”), alleging that on April 2, 2002, Pinnacle issued a false and misleading press release regarding a proposed spin-off or a subsidiary (SEC v. Pinnacle Business Management, Inc., et al., 8:02-CV_822-T-17 (M.D. Fla.), Litigation Rel. No. 17507). The same day, the Commission also suspended trading in Pinnacle’s securities (Exchange Act Rel. No. 34-45890). On December 15, 2003, the Court entered an order permanently enjoining Pinnacle and two company officials from violating the antifraud provisions of the federal securities laws. Pinnacle and the Company officials consented to the injunctions without admitting or denying the allegations in the Commission’s complaint (LR-18506).

Item 3. Source and Amount of Funds or Other Consideration.

On May 5, 2005, the Company entered into a share-for-share exchange agreement (the “Exchange Agreement”) with Bedrock Holdings Inc., a Florida Corporation ("Bedrock") and each of the Bedrock Shareholders (as hereinafter defined) pursuant to which the Company offered to issue 300,000,000 shares (the “Shares”) of its common stock, $.0000001 par value (the "Common Stock), to the holders of shares (the "Bedrock Shareholders") of the capital stock of Bedrock in exchange for their contribution to the Company of all of the issued and outstanding capital stock of Bedrock (the "Bedrock Shares") and to certain other individuals who have offered and continued to offer valuable services (the "Service Providers") to Bedrock and the Company. Upon the consummation of the transaction on May 26, 2005, Holdings received 125,000,000 in exchange for the 206 shares of Bedrock stock it then owned.

Item 4. Purpose of Transaction.

         On May 5, 2005, the Company agreed to issue the Shares in exchange for certain consideration described in Item 3 above and in the Exchange Agreement (the terms of which are hereby incorporated by reference).

         On May 26, 2005, the Company consummated the acquisition of Bedrock and issued the Shares to the Bedrock Shareholders and the Service Providers pursuant to the terms of the Exchange Agreement. In connection therewith, Holdings received 125,000,000 shares (15.95%) of the Common Stock in exchange for its 206 shares of Bedrock.

         The purpose of the transaction for Holdings was for it to be compensated by the Company for its ownership of the 206 shares of Bedrock acquired by the Company in the transaction.

        Holdings does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

        (a)   Holdings is the beneficial owner of 125,000,000 shares of Common Stock of the Company representing 15.95% of the Common Stock of the Company outstanding as of June 1, 2005. This number includes: (i) 125,000,000 shares of Common Stock currently owned individually by Holdings, and (ii) no currently exercisable options.

        (b)   Holdings has sole voting power over 125,000,000 shares of the Common Stock and shared voting power over 0 shares of the Common Stock. He has sole dispositive power over 125,000,000 shares of the Common Stock and shared dispositive power over 0 shares of the Common Stock.

        (c)   Except as reported above in Item 3, Holdings has not effected any transactions in the Common Stock during the past 60 days.

        (d)   No other person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities owned by Holdings.

        (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The information set forth under Items 3, 4 and 5 and the agreement set forth on the Exhibits attached hereto is incorporated herein by reference. As described in Item 3 above, pursuant to the Exchange Agreement, Holdings acquired 125,000,000 shares of Common Stock of the Company. The Exchange Agreement is filed with the Company’s 8-K dated May 26, 2005.

        Holdings holds no options to purchase shares of Common Stock pursuant to the Company's stock option and incentive plans and, other than as set forth in the immediately preceding paragraph, has no interest in any securities of the Company.

Item 7.  Material to be Filed as Exhibits.

        Exhibit 1. *Exchange Agreement, by and between Holdings and the Company, dated as of May 5, 2005.

* Filed with the Company’s 8-K dated May 26, 2005.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 3, 2005

By:	/s/ SERAC HOLDINGS, INC.
Name/Title: M. Bruce Hall, President